                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*

                              H.J. Heinz Company
                               (Name of Issuer)

                         Common Stock, $.25 par value
                        (Title of Class of Securities)

                                 423074-10-3
                                (CUSIP Number)

                              Carolyn D. Duronio
                           Reed Smith Shaw & McClay
         435 Sixth Avenue, Pittsburgh, PA 15219 (Phone: 412-288-4106)
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               January 25, 1994
                    (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 8 Pages

CUSIP No.  423074-10-3                13D              Page 2 of 8 Pages

 1:  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Teresa Heinz

 2:  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                   (b)[X]

 3:  SEC USE ONLY

 4:  SOURCE OF FUNDS*
     N/A

 5:  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               [_]

 6:  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                    NUMBER OF SHARES BENEFICIALLY OWNED BY
                          EACH REPORTING PERSON WITH

 7:  SOLE VOTING POWER
     -0-

 8:  SHARED VOTING POWER
     33,426,451

 9:  SOLE DISPOSITIVE POWER
     -0-

10:  SHARED DISPOSITIVE POWER
     17,391,437

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     33,426,451

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.2%

14:  TYPE OF REPORTING PERSON*
     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The Schedule 13D of Teresa Heinz, as amended by Amendment Nos. 1 through 4, is being amended and restated in its entirety by this Amendment No. 5 as a result of the need to file this Amendment No. 5 electronically through the EDGAR system.



         Item 1.  Security and Issuer.
         -------  --------------------

                   This Statement relates to shares of Common Stock, par value $.25 per share, of H. J. Heinz Company (the "Issuer"), P.O. Box 57, Pittsburgh, Pennsylvania 15230 (hereinafter referred to as the "Common Stock").


         Item 2.  Identity and Background.
         -------  ------------------------

                   The undersigned is a philanthropist actively involved in community affairs. The business address of the undersigned is 4440 USX Tower, 600 Grant Street, Pittsburgh, Pennsylvania 15219.

                   The undersigned is a citizen of the United States and has not during the last five years (1) been convicted in a criminal proceeding or (2) been a party to a civil or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         Item 3.  Source and Amount of Funds or Other Consideration.
         -------  --------------------------------------------------

                   The undersigned as co-executor of an estate, co-trustee of thirteen trusts and Chairperson and Chief Executive Officer of two nonprofit corporations is the beneficial owner of 33,426,451 shares of Common Stock. Such shares were given to such trusts or nonprofit corporations or transferred to such estate upon death and no consideration was paid for them.


         Item 4.  Purpose of Transaction.
         -------  -----------------------

                   The shares of Common Stock held by the undersigned in the estate, trusts and nonprofit corporations referred to in Item 3 are held for investment, although it is anticipated that the estate, trusts and nonprofit corporations will sell shares of Common Stock from time to time in order to diversify their investments and that certain charitable trusts and nonprofit corporations will sell shares of Common Stock from time to time in order to comply with applicable tax laws. While the undersigned has no other present plans or proposals which relate to or would result in the acquisition or disposition by any person of a material amount of securities of the Issuer, the investments in


                                 Page 3 of 8 Pages
         the Issuer by such estate, trusts and nonprofit corporations will be periodically reviewed and at any time the amount of such investments may be increased or decreased. The undersigned does not at the present time have any other plans or proposals which relate to or would result in:

                   (1) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                   (2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                   (3) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                   (4) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                   (5) Any material change in the present capitalization or dividend policy of the Issuer;

                   (6) Any other material change in the Issuer's business or corporate structure;

                   (7) Changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                   (8) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association.

                   (9) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                   (10) Any action similar to any of those enumerated above.


         Item 5.  Interest in Securities of the Issuer.
         -------  -------------------------------------

                   The undersigned shares with co-fiduciaries voting and investment power over 17,391,427 shares of Common Stock (6.9% of the outstanding Common Stock); and has shared voting power over 16,035,014 shares of Common Stock (6.4% of the outstanding Common Stock).


                                 Page 4 of 8 Pages

                   The identity of the co-fiduciaries with one or more of whom the undersigned, as co-executor or co-trustee, shares voting and/or investment power over such 33,426,451 shares of Common Stock is as follows:

                        Julie H. Finley (housewife)
                        3221 Woodland Drive
                        Washington, D.C.  20008

                        A. Lawrence Groo (investments)
                        A. Lawrence Groo & Company, Inc.
                        540 Madison Avenue
                        New York, New York  10022

                        Andre T. Heinz (design consultant)
                        William McDonough Architects
                        116 E. 27th Street
                        New York, New York  10016

                        Christopher D. Heinz (student)
                        1950 Squaw Run Road
                        Pittsburgh, Pennsylvania  15238

                        Marc E. Leland
                        President
                        Marc E. Leland & Associates
                        (investment advisory services)
                        Potomac Tower, Suite 1750
                        1001 19th Street North
                        Arlington, Virginia  22209

                        Singer Rankin (writer)
                        Route 9, Box 70A
                        Santa Fe, New Mexico  87505

                        William H. Rea (retired)
                        Stoney Lonesome Farm, R.D. #1
                        Stahlstown, Pennsylvania  15687

                        John T. Ryan (Retired Chairman of the Board)
                        Mine Safety Appliance Co.
                        (manufacturer of safety equipment)
                        121 Gamma Drive
                        Pittsburgh, Pennsylvania  15230

                        Dolores Senanis
                        (administrative assistant to Teresa Heinz)
                        122 C Street, Room 650
                        Washington, D.C.  20001





                                 Page 5 of 8 Pages

                        Linda K. Smith, Esq. (lawyer)
                        Crowell & Moring
                        1001 Pennsylvania Avenue, NW
                        Washington, D.C.  20004

                        James M. Walton (investments)
                        Room 3902
                        525 William Penn Place
                        Pittsburgh, Pennsylvania  15219

                        S. Donald Wiley (lawyer, director of the Issuer, retired Senior Vice President, General Counsel and Secretary of the Issuer)
                        H.J. Heinz Company (multinational food processing
                        company)
                        P.O. Box 57
                        Pittsburgh, Pennsylvania  15230

                        Wren Wirth (President, Winslow Foundation)
                        Winslow Foundation
                        (charitable foundation)
                        1425 21st Street N.W.
                        Washington, D.C.  20036

                        Mellon Bank, N.A., a national banking association (domestic and international commercial banking, retail banking and trust services)
                        One Mellon Bank Center
                        Pittsburgh, Pennsylvania 15258

                   The undersigned is Chairperson and Chief Executive Officer of Howard Heinz Endowment and Heinz Family Foundation, each a Pennsylvania nonprofit corporation. The bylaws of each corporation provide that the Common Stock owned by such corporations (the 16,035,014 shares referred to in the first paragraph of this Item 1) shall be voted by the Chairperson and Chief Executive Officer, unless the board of directors confers authority to vote the Common Stock on another person. The board of directors have not conferred such authority on any other person.

                   Each of the above individuals is a citizen of the United States, and none of the above persons has during the last five years (1) been convicted in a criminal proceeding or (2) been a party to a civil or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   On January 25, 1994 a charitable trust, of which the undersigned is a trustee, transferred 15,299,092 shares of Common Stock to a newly-formed Pennsylvania nonprofit corporation, of


                                 Page 6 of 8 Pages
         which the undersigned is Chairperson, Chief Executive Officer and a director. Such transfer was made for no consideration in connection with the restructuring of the trust into corporate form. Except for such transfer, the undersigned has not effected any transactions in shares of Common Stock during the sixty day period preceding the date of this Amendment No. 5.

                    The shares of Common Stock held by the estate and trusts reported herein as beneficially owned by the undersigned are held by her in fiduciary capacities for the benefit of beneficiaries of the estate or charity, which persons in some cases, have the right to receive dividends on, or the proceeds from the disposition of, the Common Stock so held. No such person has the right to receive dividends or proceeds from 5% or more of the outstanding Common Stock. No person, other than the undersigned and the co-fiduciaries listed above, has the power to direct the receipt of dividends on, or the proceeds from the sale of, the Common Stock held by the estate, trusts and nonprofit corporations referred to above.


         Item 6. Contracts, Arrangements, Understandings or Relationships ------- With Respect to Securities of the Issuer.
                  -----------------------------------------

                    The bylaws of the two nonprofit corporations of which the undersigned is Chairperson and Chief Executive Officer and a director provide that the Common Stock owned by such corporations shall be voted by the Chairperson and Chief Executive Officer of such corporations, unless the board of directors confers authority to vote such Common Stock upon some other person. These boards of directors have not conferred such authority on any other person. There are no other contracts, arrangements, understandings or relationships (legal or otherwise except the contractual and legal relationships inherent in the relationship between or among the co-fiduciaries, and between the co-fiduciaries and the beneficiaries, of the estate and trusts or among directors of nonprofit corporations) between or among the undersigned and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock reported herein as beneficially owned by the undersigned is pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.


         Item 7.  Material to be Filed as Exhibits.
         -------  ---------------------------------

         7.1        Bylaws of Howard Heinz Endowment
         7.2        Bylaws of Heinz Family Foundation



                                 Page 7 of 8 Pages

                                     SIGNATURE
                                     ---------

                    After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

                                                    Teresa Heinz
                                                ---------------------
                                                Teresa Heinz


         Dated:  January 25, 1994











































                                 Page 8 of 8 Pages